Exhibit 99.1

MAZOR ROBOTICS LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CBLS, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on Tuesday, July 22, 2014, at 1:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called for the following purposes:

1.
To consider and act upon a proposal to elect Mr. Michael Berman (“Berman”) to hold office as director for a term commencing on the date of the Meeting until the next Annual General Meeting of Shareholders and to approve that Berman will be entitled to an annual remuneration of NIS 60,000 and participation remuneration of NIS 2,500 per meeting;

The Declaration of Qualification of Berman attached hereto as Annex A.

2.
To approve a grant of options to purchase up to 40,000 of the Company’s ordinary shares (the “Options”) to Berman, a director in the Company. The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant. The granted Options will be granted in addition to the annual remuneration of NIS 60,000 and participation remuneration of NIS 2,500 per meeting.

3.
To approve the update of the employment agreement of Mr. Ori Hadomi, the Company’s Chief Executive Officer (the "CEO"), so that as of April 1, 2014, the CEO’s monthly fixed salary will be increased to NIS 70,000, to better reflect his contribution and importance to the company.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on June 23, 2014, are entitled to notice of and to vote at the meeting. You may vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by at our registered office in Israel at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the proxy card. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,
Jonathan Adereth
Chairman of the Board of Directors
June 16, 2014

PROXY STATEMENT
MAZOR ROBOTICS LTD.
Corporation no: 51-300904-3
  HaEshel 7, Caesarea

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
June 16, 2014

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Mazor Robotics Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Tuesday, July 22, 2014, at 1:00 p.m. (Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Tuesday, July 29, 2014 at 1:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect to the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of Proposals 1 and 2 described hereinafter pursuant to the Israeli Companies Law, 5799-1999 (the "Companies Law"), requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Simple Majority”).

Proposal 3 described hereinafter pursuant to the Companies Law, require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection Proposal 3 (please see the definition of the term “Personal Interest” hereinunder). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to the Proposal, their vote with respect to such proposal will be disqualified.  The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term defined hereinabove) in the approval of the Proposal who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the company`s total voting rights.

“Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the company, including the personal interest of a person who votes by virtue of a power of attorney given him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction.

PROPOSAL 1
ELECTION OF MR. MICHAEL BERMAN AS A DIRECTOR

In accordance with Section 18.3 of the articles of association of the Company, on February 2, 2014 the Board of Directors appointed Mr. Michael Berman (“Berman”) to hold office as Director. The shareholders of the Company are hereby requested to consider and act upon a proposal to elect Berman, to hold office as director for a term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders.

Berman has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Berman, including his principal occupation during the past five years:

Nominee	Age	Principal Occupation

Mr. Michael Berman	56
Berman is a medical device entrepreneur and investor. He is a co-founder of eight medical device companies and is currently an active board member of several early stage health care companies. Additionally, he was also a co-founder of Velocimed and BridgePoint Medical as well as a board member of Lutonix. From 1995 to 2000 Berman was the President of the cardiology business of Boston Scientific. Berman received his BS and MBA degrees from Cornell University.

Berman will be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011 to be entered into by the Company with directors serving from time to time in such capacity, and shall be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company. Berman will be entitled to annual remuneration of NIS 60,000 and participation remuneration of NIS 2,500 per meeting, which are fixed amounts.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to elect Berman as director of the Company until the next Annual General Meeting of the Company’s shareholders and to approve that Berman will be entitled to an annual remuneration of NIS 60,000 and participation remuneration of NIS 2,500 per meeting”.

The election of the Berman as director requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 2
APPROVE A GRANT OF OPTIONS TO BERMAN, DIRECTOR IN THE COMPANY

Subject to the approval of Proposal 1 above, to approve a grant of options to purchase up to 40,000 of the Company’s ordinary shares (the “Options”) to Berman, according to the resolution of the Compensation Committee held on April 3, 2014 and the resolution of the Board of Directors held on April 3, 2014. The Options shall vest and become exercisable in accordance with a three (3) year vesting schedule, commencing on the date of grant, so that upon the lapse of twelve (12) months from the date of grant, thirty four percent (34%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, eight point twenty five percent (8.25%) of the shares underlying the Options shall vest. The exercise price of the Options will be the higher of (i) the average of the closing price per share in the TASE during the 30 days preceding the date of grant, or (ii) the closing price per share on the day prior the date of grant.

The granted Options will be granted in addition to the annual remuneration of NIS 60,000 and participation remuneration of NIS 2,500 per meeting as stated in proposal 1 above.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve a grant of 40,000 Options to Berman."

The approval of a grant of 40,000 Options to purchase 40,000 Ordinary Shares of the Company to Berman requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR approval of a grant of 40,000 Options to purchase 40,000 Ordinary Shares of the Company to Berman.

PROPOSAL 3
APPROVAL OF AN UPDATE TO THE CHIEF EXECUTIVE OFFICER EMPLOYMENT
AGREEMENT

Mr. Ori Hadomi, the Company’s Chief Executive Officer (the "CEO"), employment agreement has become effective as of January 1, 2013 as amended on January 21, 2014. According to the resolution of the Compensation Committee held on April 3, 2014 and the resolution of the Board of Directors held on April 3, 2014, and in accordance with the Company's compensation policy, both approved the update of the CEO`s employment agreement so that the CEO's monthly fixed salary will be increased to NIS 70,000 as of April 1, 2014, to better reflect his contribution and importance to the company.

Other than as amended hereinabove, no additional amendments are made to the CEO’s employment agreement.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the update of the CEO`s employment agreement so that the CEO's monthly fixed salary will be increased to NIS 70,000 as of April 1, 2014."

Pursuant to the Companies Law, approval of this Proposal 3 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•
The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the company or shareholders who do not have a "Personal Interest" (as such term is defined above) in the approval of updating the CEO’s employment agreement, who participate in the vote (abstentions will not be taken into account); or

•	The total number of votes of the shareholders refered to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for the vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, the vote with respect to this Proposal 3 will be disqualified. Please see definition of “Personal Interest” above.

If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends a vote FOR the foregoing resolution.

The Companies Law allows our Board of Directors to approve Proposal 3 even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have decided to reapprove Proposal 3, based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company office at HaEshel 7, Caesarea, Israel (telephone number: 972-4-6270171, facsimile number: 972-4-6377234).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 16, 2014. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 16, 2014, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

MAZOR ROBOTICS LTD.
Sharon Levita, Chief Financial Officer